                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                NEW YORK TIMES CO
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    650111107
                                 (CUSIP Number)

                                Barry Fink, Esq.
                                 Morgan Stanley
                           1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 762-7975
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 April 18, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

The information required on this cover page shall not be deemed to be "filed"
for purposes of Section 18 of the Securities Exchange Act of 1934, as amended
(the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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| CUSIP Number    650111107 |         13D                 | PAGE 2 OF 17 PAGES |
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------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Morgan Stanley
              IRS #36-314-5972

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|X|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |X|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              The state of organization is Delaware.
------------- ------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            7,124,993
  BENEFICIALLY             ----------- -----------------------------------------
    OWNED BY                   8       SHARED VOTING POWER
      EACH                             357
   REPORTING               ----------- -----------------------------------------
  PERSON WITH                  9       SOLE DISPOSITIVE POWER
                                       8,062,808
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       357
-------------------------- ----------- -----------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,063,165
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO, HC
------------- ------------------------------------------------------------------

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------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Morgan Stanley Investment Management Limited
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|X|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              The country of citizenship is the United Kingdom.
------------- ------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            6,823,737
  BENEFICIALLY             ----------- -----------------------------------------
    OWNED BY                   8       SHARED VOTING POWER
      EACH                             0
   REPORTING               ----------- -----------------------------------------
  PERSON WITH                  9       SOLE DISPOSITIVE POWER
                                       7,512,370
                           -------------------------- ----------- --------------
                               10      SHARED DISPOSITIVE POWER
                                       0
-------------------------- ----------- -----------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,512,370
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA, CO, HC
------------- ------------------------------------------------------------------

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| CUSIP Number    650111107 |         13D                 | PAGE 4 OF 17 PAGES |
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Item 1.           Security and Issuer.
------            -------------------

                  This statement relates to the Class A common stock, $0.10 par value (the "Class A Common Stock"), of The New York Times Company, a New York
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 2.           Identity and Background.
------            -----------------------

                  (a) This statement is filed jointly by the entities listed below which are referred to herein as the "Reporting Persons":

                           (i) Morgan Stanley, a company organized in the State
                           of Delaware ("MS"); and

                           (ii) Morgan Stanley Investment Management Limited, a
                           limited company organized under the laws of England
                           and Wales ("MSIM") and is a wholly-owned subsidiary
                           of MS.

                  Principal business:

                  (b-c) MS' principal business and principal office is located at 1585 Broadway, New York, NY 10036. MSIM's principal business and principal office is located at 25 Cabot Square, Canary Wharf, London E14 4QA, United
Kingdom. MS is a major international banking and financial firm and MSIM is one of the entities comprising the investment management division of MS. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS and MSIM is set forth on Schedule A and B.

                  (d-e) Neither of the Reporting Persons, nor to the best of the
Reporting Persons' knowledge, any of the persons identified on Schedules A or B hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (ii), as described in Exhibit 1 hereto.

                  (f) The citizenship of MS is Delaware and the citizenship of
MSIM is the United Kingdom.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  The Reporting Persons obtained all of such funds from
available funds of clients.

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| CUSIP Number    650111107 |         13D                 | PAGE 5 OF 17 PAGES |
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Item 4.           Purpose of Transaction.
------            ----------------------

                  From time to time, the Reporting Persons acquired shares in the ordinary course of business for investment purposes and have held a continue to hold such shares in such capacity.

                  The Reporting Persons withheld their vote for Management's slate of directors to be elected by the Class A Common Stock at the Issuer's annual meeting held on April 18, 2006. The Issuer's current dual class common stock structure effectively entitles the Issuer's Class B common stock, $0.10 par value (the "Class B Common Stock"), to all of the shareholders' voting rights and to elect two-thirds of members of the Issuer's board of directors
(the "Board").

                  The Reporting Persons believe that the dual-class voting
structure at the New York Times Company, which is an exception to the general rule of one-share, one-vote, creates special privileges as well as responsibilities. The Reporting Persons contend that the Board and management at the New York Times Company have failed to fulfill these responsibilities effectively. While it may have at one time been designed to protect the editorial independence and the integrity of the news franchise, the dual-class voting structure now fosters a lack of accountability to all of the company's shareholders.

                  Over the past several years, The New York Times Company has consistently underperformed its peers. Its market value has declined by 52%
since its peak in June 2002. The share price has fallen by 29%, 38% and 33% in the one, three and five year periods to the end of March 31, 2006. Despite significant underperformance, management's total compensation is substantial and has increased considerably over this period. As a long-term, committed shareholder since 1996, the Reporting Persons have privately conveyed their concerns to the Issuer's Board and senior management on a number of occasions and have suggested substantive strategies to operate the business better and more efficiently allocate capital. However, to date, the Board and management have failed to take the actions necessary to improve operational and financial performance.

                  The Reporting Persons are filing this statement on Schedule
13D because they are dissatisfied with the lack of accountability of the Board and management to the Issuer's public shareholders and the resultant lack of the progress that the Issuer has made to enhance shareholder value. The Reporting
Persons want the Board and controlling Class B shareholders to amend the
Issuer's capital structure in order to combine the Class A Common Stock and
Class B Common Stock into a single class of common stock with the same rights, preferences and other privileges. The Reporting Persons believe that de-classifying the share structure of the New York Times Company will foster a culture of accountability that will ultimately benefit all shareholders, including Class B shareholders, by improving the financial and operational performance of the business and closing the gap between the market price of the stock and its intrinsic value.

                  The Reporting Persons purchased the Class A Common Stock based on the Reporting Persons' belief that the Class A Common Stock at current market prices are undervalued and represent an attractive investment opportunity.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Class A Common Stock at prices that would make the purchase of additional

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| CUSIP Number    650111107 |         13D                 | PAGE 6 OF 17 PAGES |
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Class A Common Stock desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Class
A Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  The Reporting Persons intend to review their investment in the
Issuer on a continuing basis and may engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer.
Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Class A
Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the company, purchasing additional Class A Common Stock, selling some or all of its Class A Common
Stock, engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

                  Except as set forth herein, no contract, arrangement,
relationship or understanding (either oral or written) exists with the Reporting
Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, the Reporting Person has no present plan or proposal that would result in or relate to any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a) For the purposes of Rule 13d-3 promulgated under the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 8,063,165 shares of Class A Common Stock, or approximately 5.6% of the outstanding shares of Class A Common Stock. MS does not have any voting power over 937,518 shares of such Class A Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, its investment management business units.

                      For the purposes of Rule 13d-3 promulgated under the
Exchange Act, MSIM may be deemed to beneficially own 7,512,370 shares of Class A
Common Stock, or approximately 5.2% of the outstanding shares of Class A Common
Stock. MSIM does not have any voting power over 688,663 shares of such Class A
Common Stock.

                      The Reporting Persons do not affirm the existence of a
group and are filing this statement jointly pursuant to Rule 13d-1(k)(1)
promulgated under the Exchange Act.

                  (b) By virtue of the relationship previously reported under
Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by MS and MSIM.

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| CUSIP Number    650111107 |         13D                 | PAGE 7 OF 17 PAGES |
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                  (c) During the past 60 days MSIM has effected the transactions in the Class A Common Stock set forth in Schedule C.

                  (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Class A Common stock held by MSIM and the proceeds from the sale of the shares of Class A Common Stock.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
------            --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ---------- ------------------------

                  None.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                  Exhibit 2: Joint Filing Agreement

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| CUSIP Number    650111107 |         13D                 | PAGE 8 OF 17 PAGES |
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SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2006           Morgan Stanley

                                 /s/ Dennine Bullard
                                 ---------------------------------------------
                                 By: Dennine Bullard
                                 Title: Authorized Signatory

                                 Morgan Stanley Investment Management Limited

                                 /s/ Hywel D. George
                                 ---------------------------------------------
                                 By: Hywel D. George
                                 Title:  Authorized Signatory

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| CUSIP Number    650111107 |         13D                 | PAGE 9 OF 17 PAGES |
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                                   SCHEDULE A

               EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

         The names of the Directors and the names and titles of the Executive
Officers of Morgan Stanley and their principal occupations are set forth below.
The business address of each of the Directors or Executive Officers is that of
Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to
Morgan Stanley and each individual is a United States citizen.

Name, Business Address                    Present Principal Occupation
----------------------                    ----------------------------

*Roy J. Bostock                           Chairman of the Partnership for a Drug Free America

*Erskine B. Bowles                        President of the University of North Carolina

*Sir Howard J. Davies(1)                  Director, London School of Economics and Political Science

*C. Robert Kidder                         Principal, Stonehenge Partners, Inc.

*John J. Mack                             Chairman of the Board and Chief Executive Officer

*Donald T. Nicolaisen                     Director

*Charles H. Noski                         Director

*Hutham S. Olayan                         President and Chief Executive Officer  and Director of Olayan America
                                          Corporation

*O. Griffith Sexton                       Adjunct Professor of finance at Columbia Business School

*Dr. Laura D'Andrea Tyson                 Dean of the London Business School

*Dr. Klaus Zumwinkel(2)                   Chairman of the Board of Management, Deutsche Post AG

Walid A. Chammah                          Head of Investment Banking

Jonathan Chenevix-Trench(3)               Chairman, Morgan Stanley International

Zoe Cruz                                  Co-President

Thomas Daula                              Chief Risk Officer

James P. Gorman                           President and COO, Global Wealth Management Group

David Heleniak                            Vice Chairman

-----------------------------------------------
(1)  Sir Howard Davies is a citizen of the United Kingdom

(2)  Klaus Zumwinkel is a German citizen

(3)  Jonathan Chenevix-Trench is a citizen of the United Kingdom

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| CUSIP Number    650111107 |         13D                | PAGE 10 OF 17 PAGES |
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Roger C. Hochschild                       President and COO, Discover Financial Services

Jerker Johansson(4)                       Co-Head of Institutional Sales and Trading

Gary G. Lynch                             Chief Legal Officer

Alasdair Morrison(5)                      Chairman and CEO, Morgan Stanley Asia

Eileen Murray                             Head of Global Operations and Technology

David W. Nelms                            Chairman and CEO, Discover Financial Services

Thomas Nides                              Chief Administrative Officer and Secretary

Robert W. Scully                          Co-President

Neal A. Shear                             Co-Head of Institutional Sales and Trading

David H. Sidwell                          Executive Vice President and Chief Financial Officer

Cordell G. Spencer(6)                     Deputy Head of Investment Banking

Owen D. Thomas                            President and COO, Investment Management

* Director

-----------------------------------------------
(4)  Jerker Johansson is a Swedish citizen

(5)  Alasdair Morrison is a citizen of the United Kingdom

(6)  Cordell Spencer is a Canadian citizen

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| CUSIP Number    650111107 |         13D                | PAGE 11 OF 17 PAGES |
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                                   SCHEDULE B

          EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY INVESTMENT
                               MANAGEMENT LIMITED

         The names of the Directors and the names and titles of the Executive
Officers of MSIM and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MSIM at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Unless
otherwise indicated, each occupation set forth opposite an individual's name refers to MSIM and each individual is a citizen of the United Kingdom.

Name, Business Address                    Present Principal Occupation*
----------------------                    -----------------------------

Michael S. Green                          Chief Executive Officer

Hywel D. George                           Chief Investment Officer, London Equity Group

J. David Germany                          Chief Investment Officer, Fixed Income Group

Peter Wright                              Co-Head, International Equity Group

Andrew Onslow                             Head of Operations

**Stefano Russo                           Head of Sales

*  All of the individuals set forth above are Directors.
** Stefano Russo is a citizen of Italy.

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| CUSIP Number    650111107 |         13D                | PAGE 12 OF 17 PAGES |
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                                   SCHEDULE C*

MSIM has effected the following sales of Class A Common Stock during the past 60 days:

DATE                       AMOUNT                 PRICE
----                       -------                -----
02/21/06                   489                    $27.91
02/22/06                   32                     $28.29
02/23/06                   2,471                  $28.50
02/23/06                   1,782                  $28.43
02/24/06                   86                     $28.29
02/24/06                   173                    $28.29
02/24/06                   1,772                  $28.29
02/24/06                   374                    $28.29
02/27/06                   2                      $28.90
02/27/06                   1                      $28.90
02/27/06                   12                     $28.90
02/28/06                   300                    $28.20
02/28/06                   6                      $28.28
03/01/06                   100                    $28.17
03/01/06                   703                    $27.93
03/01/06                   188                    $27.93
03/01/06                   222                    $28.17
03/02/06                   108                    $28.50
03/02/06                   123                    $28.16
03/02/06                   92                     $28.50
03/02/06                   104                    $27.87
03/07/06                   5                      $27.59
03/07/06                   3                      $27.59
03/09/06                   11                     $27.13
03/09/06                   2                      $27.13
03/10/06                   144                    $26.99
03/10/06                   4                      $27.11
03/10/06                   1                      $27.11
03/10/06                   4                      $27.11
03/10/06                   1                      $27.11
03/10/06                   3                      $27.11
03/10/06                   4                      $27.11
03/10/06                   4                      $27.11
03/13/06                   5                      $27.27
03/14/06                   1,689                  $27.23
03/14/06                   183                    $27.23
03/15/06                   211                    $26.17
03/16/06                   101                    $26.75
03/16/06                   18,264                 $26.64
03/17/06                   28,811                 $26.71
03/17/06                   2,762                  $26.45
03/17/06                   414                    $26.23
03/20/06                   7                      $26.08
03/21/06                   3,806                  $25.82
03/22/06                   2                      $25.17
03/22/06                   1                      $25.17
03/22/06                   1                      $25.17
03/23/06                   489                    $25.28
03/23/06                   3                      $25.48
03/23/06                   1                      $25.47
03/23/06                   1                      $25.48
03/23/06                   2                      $25.48
03/23/06                   80                     $25.28
03/23/06                   479                    $25.28
03/23/06                   42,635                 $25.22
03/27/06                   9,667                  $25.34
03/27/06                   14                     $25.33
03/28/06                   2,343                  $25.27
03/28/06                   1,275                  $25.27
03/29/06                   530                    $25.28
03/29/06                   190                    $25.28
03/29/06                   428                    $25.28

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| CUSIP Number    650111107 |         13D                | PAGE 13 OF 17 PAGES |
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03/29/06                   1,599                  $25.28
03/29/06                   15                     $25.28
03/29/06                   148                    $25.28
03/29/06                   273                    $25.28
03/29/06                   156                    $25.28
03/29/06                   3,004                  $25.28
03/29/06                   1,093                  $25.28
03/29/06                   50                     $25.31
03/30/06                   7,257                  $25.35
03/30/06                   4                      $25.32
03/31/06                   68                     $25.28
03/31/06                   75                     $25.28
03/31/06                   71                     $25.28
03/31/06                   300                    $25.29
03/31/06                   239                    $25.28
03/31/06                   187                    $25.28
04/03/06                   86                     $25.41
04/03/06                   86                     $25.41
04/03/06                   200                    $25.41
04/05/06                   447                    $25.25
04/05/06                   1                      $25.18
04/05/06                   27                     $25.25
04/05/06                   8                      $25.18
04/06/06                   1                      $25.44
04/06/06                   2                      $25.44
04/06/06                   1                      $25.44
04/06/06                   9                      $25.44
04/07/06                   59                     $25.49
04/07/06                   243                    $25.49
04/07/06                   59                     $25.49
04/07/06                   4                      $25.27
04/07/06                   428                    $25.49
04/07/06                   147                    $25.49
04/10/06                   187                    $24.82
04/11/06                   431                    $25.08
04/17/06                   438                    $25.00

MSIM has effected the following purchases of Class A Common Stock during the past 60 days:

DATE                       AMOUNT                 PRICE
----                       -------                -----
02/21/06                   278                    $28.13
02/22/06                   97                     $28.31
02/22/06                   267                    $28.31
03/01/06                   200                    $28.37
03/01/06                   316                    $28.08
03/01/06                   11,588                 $28.05
03/02/03                   200                    $28.05
03/02/06                   14,624                 $27.91
03/02/06                   186                    $27.89
03/02/06                   13,142                 $27.91
03/03/06                   200                    $28.06
03/06/06                   4                      $27.79
03/07/06                   5,316                  $27.67

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03/07/06                   15,950                 $27.67
03/07/06                   249                    $27.67
03/07/06                   149                    $27.67
03/07/06                   168                    $27.67
03/07/06                   215                    $27.67
03/10/06                   3,395                  $27.04
03/13/06                   182                    $27.31
03/16/06                   3,943                  $26.78
03/16/06                   18,264                 $26.64
03/16/06                   79                     $26.67
03/17/06                   17                     $26.06
03/17/06                   12,357                 $26.24
03/17/06                   487                    $26.30
03/17/06                   2,607                  $26.30
03/17/06                   7,643                  $26.30
03/20/06                   11,279                 $26.17
03/20/06                   259                    $26.18
03/20/06                   1,193                  $26.17
03/20/06                   16,199                 $26.30
03/27/06                   7,059                  $25.35
03/28/06                   70                     $25.32
03/30/06                   11,268                 $25.35
03/30/06                   3,681                  $25.35
03/31/06                   311                    $25.36
03/31/06                   10,924                 $25.35
04/03/06                   100                    $25.39
04/06/06                   921                    $25.17
04/06/06                   3,115                  $25.17
04/06/06                   5                      $25.31
04/11/06                   222                    $25.02

         Other than the transactions described above, to the best of the
Reporting Persons' knowledge, none of the executive officers and directors of the Reporting Persons (listed on attached Schedules A and B) nor any other
Reporting Person have effected any transactions in the Class A Common Stock during the past 60 days.